15045282

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16935

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/2013 (MM/DD/YY) AND ENDING 11/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barclay Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

254 West 54th Street - 16th floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TG 1/30/15

DO 2/2/15

OATH OR AFFIRMATION

I, David Kurfess, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barclay Investments, Inc., as of November 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Barclay Investments, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Barclay Investments, Inc. (the Company) as of November 30, 2014 and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Barclay Investments, Inc. as of November 30, 2014 in conformity with accounting principles generally accepted in the United States of America.

McGladrey LLP

New York, New York
January 26, 2015

Barclay Investments, Inc.

Statement of Financial Condition
November 30, 2014

ASSETS	
Cash and Cash Equivalents	$ 1,599,282
Receivable From Broker-Dealer	698,598
Investments, at fair value	999,935
Property and Equipment, net	161,188
Prepaid Expenses and Other Assets	133,548
Deferred Tax Asset	15,600
Prepaid Tax Deposits	27,526
Total assets	$ 3,635,677
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Commissions and salaries payable	$ 669,475
Accounts payable and accrued expenses	228,026
Income taxes payable	12,192
Total liabilities	909,693
Commitments (Note 8)	
Stockholders' Equity:	
Common stock - $.10 par value	92,257
Additional paid-in capital	1,847,869
Retained earnings	1,569,947
Total stockholders' equity	3,510,073
Treasury Stock, 397,166 shares at cost	(784,089)
Net stockholders' equity	2,725,984
Total liabilities and stockholders' equity	$ 3,635,677

See Notes to Statement of Financial Condition.

Note 1. Organization and Nature of Business

Organization: Barclay Investments, Inc. (the Company) is a broker-dealer in securities registered with the Securities and Exchange Commission (the SEC) and the Commodity Futures Trading Commission (the CFTC), and is a member of the National Futures Association (the NFA), the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Operations: As an introducing broker-dealer, the Company provides services for the purchases and sales of securities. All Company and customer transactions are cleared on a fully disclosed basis through an independent broker-dealer. The Company pays this broker-dealer various charges and fees for clearing services provided. All customer-related balances are carried on the books of the clearing broker. The Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to, customers. In the event a customer is unable to fulfill its contractual obligation to the clearing broker, the Company may be exposed to off-balance-sheet risk. The Company is engaged in a single line of business as a securities broker-dealer in riskless principal transactions.

The Company operates under the provisions of Paragraphs (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation: The Company follows accounting principles generally accepted in the United States of America (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of Estimates: The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities Owned/Investments: Proprietary securities transactions are recorded on the trade date as if they had settled.. Securities are recorded at fair value in accordance with FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures* (see Note 3).

Property and Equipment: Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Cash and Cash Equivalents: The Company maintains cash in accounts with one financial institution which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company's cash equivalents are highly liquid investments with an original maturity of three months or less as of the acquisition date.

Note 2. Summary of Significant Accounting Policies (Continued)

Income Taxes: The Company elected to be treated as an S Corporation for income tax purposes. An S Corporation generally pays no federal and state income taxes and passes through substantially all taxable items to the stockholders.

The Company's deferred income taxes are provided for on items which are reportable in a different period for income tax purposes. Deferred income taxes relate primarily to differences in accounting for depreciation and amortization and rent expense.

FASB ASC Topic 740 (ASC 740), *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the statement of financial condition. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained when challenged or when examined by the applicable tax authority. Tax positions deemed not to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended November 30, 2014, management has determined that there are no uncertain tax positions. The Company files income tax returns in U.S. federal jurisdiction and certain states. The current and prior three tax years generally remain subject to examination by U.S. federal and respective state tax authorities.

Recently Adopted Accounting Pronouncement: In July 2013, the SEC enacted new broker-dealer regulations, including amendments to Rules 17a-5 and 17a-11 under the Securities and Exchange Act of 1934. The amendment to Rule 17a-5 changes stipulated timing and nature of various financial statements and reports by broker-dealers and the audit objectives, testing and reports to be issued by the auditors. The SEC also adopted amendments to the customer protection, net capital, books and records, and notification rules for broker-dealers. Most of the changes as a result of the amendments are effective June 1, 2014. The adoption of this pronouncement did not have a significant impact on the Company's financial statements.

Note 3. Fair Value Measurements

FASB ASC Topic 820 (ASC 820) defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

- Level 1: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Company has the ability to access at the measurement date;
- Level 2: Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability;
- Level 3: Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Note 3. Fair Value Measurement (Continued)

As required by ASC 820, investments are classified within the level of the lowest significant input considered in determining fair value. Investments at November 30, 2014 represent U.S. Treasury Bills, which are considered Level 1, measured at fair value based on quoted market prices.

Note 4. Receivable From Broker-Dealer

The clearing and depository operations from the securities transactions are provided substantially from one clearing broker. At November 30, 2014, the receivable from broker-dealer as reflected in the statement of financial condition represents net gains from riskless principal transactions receivable from this broker.

The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customers' accounts introduced by the Company. As of November 30, 2014, there were no significant unsecured amounts owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

Note 5. Agreement with Clearing Organization

The Company clears its customer transactions with a clearing broker on a fully disclosed basis pursuant to a clearing agreement (the Agreement). Under the Agreement, the Company is required to maintain a security deposit of $500,000, which can be subject to change if the Company's net capital falls below a certain threshold. The Company generally maintains a security deposit in excess of the minimum amount required.

As of November 30, 2014, the Company held certain U.S. Treasury Bills with a fair value of $999,935 as a security deposit with the clearing broker. Such U.S. Treasury Bills are disclosed as investments, at fair value, on the statement of financial condition.

Note 6. Property and Equipment

Property and equipment is summarized as follows:

Furniture and equipment	$ 420,882
Leasehold improvements	553,750
	974,632
Less accumulated depreciation and amortization	(813,444)
Property and equipment, net	$ 161,188

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and the Commodity Futures Trading Commission Capital Requirement pursuant to Regulation 1.17, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At November 30, 2014, the Company had net capital of $2,385,622, which was $2,324,976 in excess of its required net capital of $60,646. The Company's ratio of aggregate indebtedness to net capital at November 30, 2014 was .3813 to 1.

Note 8. Commitments

The Company is committed under noncancelable operating leases for its New York and California office space expiring between November 2016 and January 2017. The leases contain a provision for escalating annual rents of 3% and 4%, respectively.

The minimum future lease payments under the leases are as follows:

Year ending November 30,	
2015	$ 317,608
2016	327,801
2017	43,780
	$ 689,189

Note 9. Stockholders' Equity

A summary of common stock shares authorized, issued and outstanding is as follows:

Shares authorized	1,000,000
Issued	922,570
Outstanding	525,404

Upon termination of a stockholder's employment with the Company for any reason (the Qualifying Call Event), such stockholder shall be required to offer for sale to the Company all shares owned (the Corporate Call Option).

The Company has the right to exercise the Corporate Call Option at a price equivalent to the book value per share of the Company, calculated in accordance with the SEC and FINRA Financial Operational Combined Uniform Single Report (FOCUS) requirements.

Note 10. Retirement Plan

During the year ended November 30, 1997, the Company established a tax-sheltered savings plan commonly known as a Section 401(k) Plan. Under the plan, employees who meet eligibility requirements may generally contribute a portion of their compensation, based on limits pursuant to the Internal Revenue Code, to the plan. Employees vest in Company profit-sharing contributions, which are discretionary immediately after the contribution is made.

Note 11. Capital Withdrawals/Assignments

The Company's policy is to distribute to stockholders any earnings in excess of regulatory requirements and working capital needs. Such distributions are approved by the Company's board of directors. For the year ended November 30, 2014, the Company made stockholders' distributions of $495,000.

Note 12. Subsequent Events

The Company evaluates events occurring after the date of the statement of financial condition to consider whether or not the impact of such events needs to be reflected and/or disclosed in the statement of financial condition. Such evaluation is performed through the date the statement of financial condition was issued.

Barclay Investments, Inc.

Schedule of Assessment and Payments
General Assessment Reconciliation (Form SIPC-7)

November 30, 2014

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

McGladrey

Independent Accountant's Report on Applying Agreed-Upon Procedures

To the Board of Directors
Barclay Investments, Inc.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended November 30, 2014, which were agreed to by Barclay Investments, Inc. (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended November 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended November 30, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences;

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey LLP

New York, New York
January 26, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 11/30/2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-016935
Barclay Investments Inc.
254 W 54th Street
New York, NY 10019

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

J. Parise (212)751-4422

2. A. General Assessment (item 2e from page 2) $ 17,049

B. Less payment made with SIPC-6 filed (**exclude interest**) (10,828)
6/19/2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,221

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,221

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Barclay Investments, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chairman + CEO
(Title)

Dated the 29 day of Dec, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 12/1/2013
and ending 11/30/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$7,319,609
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	388,694
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	3,064
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Sub lease income (Deductions in excess of $100,000 require documentation)	108,054
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	499,812
2d. SIPC Net Operating Revenues	$6,819,797
2e. General Assessment @ .0025	$17,049
	(to page 1, line 2.A.)

Barclay Investments, Inc.

Exemption Report

November 30, 2014

The report is deemed Confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Contents

McGladrey

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Barclay Investments, Inc.
New York, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Barclay Investments, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Barclay Investments, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii), (the "exemption provisions") and (b) Barclay Investments, Inc. stated Barclay Investments, Inc. met the identified exemption provisions throughout the period June 1, 2014 through November 30, 2014 without exception. Barclay Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Barclay Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McGladrey LLP

New York, New York
January 26, 2015

BARCLAY

Barclay Investments, Inc. Exemption Report

We as members of management of Barclay Investments, Inc. (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (exemption provision pursuant to Paragraph (k)(2)(ii)). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (exemption provision pursuant to Paragraph (k)(2)(ii)) and we met the identified exemption provisions from June 1, 2014 to November 30, 2014 without exception.

Barclay Investments, Inc.

I, David L. Kurfess, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Chairman / Chief Executive Officer / Compliance Officer

January 26, 2015

BARCLAY INVESTMENTS, INC.
254 West 54th Street, 16th Floor • New York, NY 10019 • General 212-421-8901 • Trading 212-421-9696 • Fax 212-421-9319
401 Wilshire Blvd. Suite 1045 • Santa Monica, CA 90401 • General 310-255-2493 • Fax 310-255-2499

Barclay Investments, Inc.

Statement of Financial Condition

November 30, 2014

Filed as PUBLIC information pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.